Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 D 312.845.3484 F 312.451.2366 warren@chapman.com

December 8, 2023

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Wise Origin Bitcoin Fund
File No. 333-254652

Dear Mss. Bednarowski and Berkheimer:

This letter responds to your comments regarding Amendment No. 1 to the registration statement filed on Form S-1 for the Fidelity Wise Origin Bitcoin Fund (formerly Wise Origin Bitcoin Trust) (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on October 17, 2023 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 – GENERAL

To the extent that you intend to use a fact sheet, please provide us a copy for our review.

RESPONSE TO COMMENT 1

To the extent the Trust uses a fact card, the Sponsor will provide a copy of the working draft of the fact card in a separate email communication. Please note that the draft is preliminary and is expected to change before being distributed to the public.

COMMENT 2 – GENERAL

Please describe the AML, KYC and any other procedures conducted by the Trust, the Sponsor, the Authorized Participant and the Custodian to determine, among other things, whether the counterparty in any transactions is not a sanctioned entity. To the extent that the Trust, Sponsor, Authorized Participant or Custodian may not know the counterparty, please add risk factor disclosure regarding the potential risk of transactions with a sanctioned entity and the impact if such a transaction occurs.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

RESPONSE TO COMMENT 2

All of the Trust’s Authorized Participants will be SEC-registered broker-dealers and members of FINRA or financial institutions regulated under federal and state banking laws and regulations and exempt from broker-dealer registration requirements, and are therefore subject to AML and countering the financing of terrorism obligations under the Bank Secrecy Act as administered by FinCEN and further overseen by the SEC. When an Authorized Participant’s designee sources bitcoin in connection with the creation of the Shares, it directly faces its counterparty and, in all instances, such designee follows policies and procedures designed to ensure that it knows the identity of its counterparty. As a result, in connection with the creation and redemption of Shares, the Sponsor is aware of no circumstance under which the Trust will deal directly with a person that is not subject to AML program requirements. Furthermore, with respect to redemption transactions conducted in bitcoin, the Sponsor anticipates all Authorized Participants’ designees will maintain an account at the Trust’s Custodian in order to facilitate the transfer of bitcoin “off chain” through book-entries. As a New York state limited purpose trust company, the Custodian administers an AML program that includes standard AML/KYC checks on all customers, including the designees of Authorized Participants. Because all redemption transactions in bitcoin are expected to take place in book-entry form at the Custodian, the Trust is not subject to the risk of transmitting bitcoin to any wallet address of any sanctioned person. As such the Sponsor does not believe the risk factor contemplated by the comment is applicable to the Trust.

With respect to the Trust’s interactions with bitcoin trading platforms, the Sponsor performs standard AML and due diligence checks on all such trading platforms before placing orders on behalf of the Trust. All such trading platforms have been registered as money services businesses subject to FinCEN regulation or the equivalent in non-U.S. jurisdictions.

The Sponsor refers the Staff to the risk factor: “If the Bitcoin network is used to facilitate illicit activities or evade sanctions, businesses that facilitate transactions in bitcoin could be at increased risk of criminal or civil lawsuits, or of having services cut off, which could negatively affect the price of bitcoin and the value of the Shares.”

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

COMMENT 3 – COVER PAGE

Please revise your disclosure on the cover page of the Registration Statement to identify the initial Authorized Purchaser as an underwriter, and disclose the initial price per Share.

RESPONSE TO COMMENT 3

The Sponsor respectfully declines to identify the Authorized Participant as an underwriter of the Shares. A determination of whether a particular market purchaser is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case. The Sponsor believes that a statement identifying the initial Authorized Participant is not required by the Form S-1 requirements and therefore the Sponsor does not anticipate making such disclosure. The Sponsor refers the Staff to the fourth and fifth paragraphs under the heading “Plan of Distribution – Authorized Participants” which discloses the circumstances under which an Authorized Participant or dealer may be deemed an underwriter and the implications to Shareholders of such designation.

With respect to the comment to disclose the initial price per Share, the disclosure has been revised in accordance with the Staff’s comment.

COMMENT 4 – OVERVIEW OF THE TRUST

We note your disclosure on page 1 that the Trust provides direct exposure to bitcoin. This disclosure is inconsistent with disclosure on pages 3 and 27 that an investment in the Shares of the Trust is not a direct investment in bitcoin. Please revise accordingly.

RESPONSE TO COMMENT 4

The disclosure has been revised in accordance with the Staff’s comment.

COMMENT 5 – OVERVIEW OF THE TRUST

Please revise the section entitled “Overview of the Trust” to disclose that Shareholders do not have voting rights.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

RESPONSE TO COMMENT 5

The Sponsor has revised the disclosure in accordance with the Staff’s comment.

COMMENT 6 – OVERVIEW OF THE TRUST

Please revise your summary risk factors to disclose that the amount of the Trust’s assets represented by each Share will decline over time as the Trust’s assets are used to pay the Sponsor Fee and any other expenses.

RESPONSE TO COMMENT 6

The Sponsor has revised the disclosure in accordance with the Staff’s comment.

COMMENT 7 – BITCOIN AND THE BITCOIN NETWORK

Please revise to provide quantitative information that demonstrates the volatility of the price of bitcoin.

RESPONSE TO COMMENT 7

The Sponsor has revised the Registration Statement to include the requested information.

Comment 8 – Summary of Risk Factors

Refer to your response to comment 5 in the initial correspondence filed for the Registration Statement on October 17, 2023 and your revised disclosure on page 32. Please revise to briefly address here the risks associated with the competition you will face in launching and sustaining your product, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

RESPONSE TO COMMENT 8

The Sponsor has revised the disclosure in accordance with the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

COMMENT 9 – THE TRUST’S INVESTMENT OBJECTIVE

We note your disclosure on page 2 that “[b]arring the liquidation of the Trust or extraordinary circumstances, the Trust will not purchase or sell bitcoin directly, although the Trust may transfer bitcoin to pay the Sponsor Fee.” Please revise to clarify what you mean by “extraordinary circumstances” by providing examples of such circumstances.

RESPONSE TO COMMENT 9

The Sponsor has revised the disclosure in accordance with the Staff’s comment. The disclosure has been revised to introduce the defined terms “Sponsor-paid Expenses” and “Extraordinary Expenses” to clarify which expenses the Sponsor has agreed to assume as partial consideration of the Sponsor Fee.

COMMENT 10 – PRICING INFORMATION AVAILABLE ON THE EXCHANGE AND OTHER SOURCES

Refer to your response to comment 7 in the initial correspondence filed for the Registration Statement on October 17, 2023. On page 4, you disclose that “[a]ny adjustments made to the Index will be published on the Sponsor’s website at i.fidelity.com/indices.” Please revise to describe the adjustments that may be made to the Index, summarize the impact that such adjustments could have on the NAV of the Trust and discuss the adjustments and potential impact in greater detail in The Trust and Bitcoin Prices section that begins on page 51. In addition, please disclose here whether, and, if so, how the Trust will notify investors of any material adjustments to the Index such as a change in methodology or a change in exchanges underlying the Index or the Sponsor’s decision to change the Index. Also disclose here that the Sponsor may, in its sole discretion change the Index without Shareholder approval.

In the Trust and Bitcoin Price section or elsewhere, please revise to disclose how and when the Sponsor will notify the Shareholders and revise to disclose the criteria the Sponsor will use to determine that another index or standard better reflects the price of bitcoin.

RESPONSE TO COMMENT 10

The Sponsor has revised the disclosure in accordance with the Staff’s comment.

The Sponsor notes that with respect to any notification to Shareholders (whether regarding a material change to the Index or other reportable event), the exact means of notification (i.e., through a Form 8-K, prospectus supplement, or annual or quarterly reports) will depend on the Trust’s ability at the time of the notification to incorporate by reference (including forward incorporation by reference) of the Trust’s Exchange Act reports into the Registration Statement and prospectus under then applicable SEC rules.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

COMMENT 11 – CUSTODY OF THE TRUST’S ASSETS

Refer to your response to comment 9 in the initial correspondence filed for the Registration Statement on October 17, 2023. We note your disclosure on page 6 that the Trust’s bitcoin will be stored in omnibus wallets. Please disclose whether these are hot or cold wallets.

We also note your disclosure that the “Custodian will ensure that private keys stored in ‘cold storage’ are associated with a substantial portion of the Trust’s bitcoin.” Please revise to clarify what you mean by “substantial portion” by providing quantitative information, and disclose the geographic location where the private keys will be stored. In addition, please summarize the impact that the Custodian’s bankruptcy could have on the Trust’s assets.

We also note that the Custodian may be directed to transfer bitcoin to pay the Sponsor Fee and other expenses and that the Custodian transfers bitcoin to the Authorized Participants and receives bitcoin from the Authorized Participants in connection with creations and redemptions. Please disclose on page 59 how and when the Custodian transfers the bitcoin for such purposes, including whether and when it moves bitcoin to a hot wallet and when it transfers the bitcoin it receives to cold storage.

RESPONSE TO COMMENT 11

The disclosure has been revised to clarify a portion of the bitcoin held by the Custodian is held in cold storage, but the Custodian does not disclose what amount of bitcoin is held in cold storage, and the Trust has no discretion as to the amount of bitcoin held by the Custodian in cold storage and what percentage are held “hot” storage, enabling such bitcoin to be transferred.

The Sponsor respectfully declines to identify the precise geographic location of the private keys held in cold storage, nor is that information known to the Sponsor. Such disclosure would pose additional security risks for the Custodian and the Trust and undermine the security procedures implemented to protect the Trust’s assets. Furthermore, the Custodian may change the geographic location of its cold storage location without notice to its customers, including the Sponsor. The Sponsor notes that the existing disclosure includes: “Geographically distributed, multi-site cold storage locations of the Custodian are monitored by 24x7 on-site security, hardened room structures, as well as multi-person and multi-organizational access controls.” The Sponsor believes this, read in conjunction with other disclosure in the prospectus, discloses the material aspects of the Custodian’s cold storage solutions without incurring additional security risks.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

With respect to the risks related to the bankruptcy of the Custodian, please refer to the risk factor “The Trust’s Custodian could become insolvent or declare bankruptcy,” which has been revised to disclose the risks related to such an event.

With respect to the Staff’s comment to disclose the various transfers of the Trust’s bitcoin between hot and cold storage wallets, the disclosure under “Custody of the Trust’s Assets” has been updated in accordance with the Staff’s comment. Furthermore, the disclosure under “Creation and Redemption of Shares” has been revised to clarify that in-kind creation transactions are settled “on chain” over the Bitcoin network while in-kind redemption transactions are settled in “off chain” book-entry transactions at the Custodian.

COMMENT 12 – CUSTODY OF THE TRUST’S ASSETS

Please revise to disclose in the summary section entitled “Custody of the Trust’s Assets” and on page 59 that “[t]he Trust may change the custodial arrangements described in this prospectus at any time without notice to Shareholders.” In addition, please disclose how and when the Trust will notify the Shareholders that such a change has occurred.

RESPONSE TO COMMENT 12

The Sponsor has revised the disclosure in accordance with the Staff’s comment.

COMMENT 13– THE TRUST FEES AND EXPENSES

We note your disclosure on page 6 that “[t]he Administrator will calculate the Sponsor Fee in respect of each day by reference to the Trust’s NAV as of that day” but that “[t]he amount of bitcoin transferred or sold may vary from time to time depending on the market price of bitcoin relative to the Trust’s expenses and liabilities.” Please revise to disclose how you calculate the “market price of bitcoin.” In addition, please disclose whether the Trust is responsible for paying any costs associated with the transfer of bitcoin to the Sponsor or the sale of the bitcoin or if these expenses are included in the Sponsor Fee.

In addition, we note your disclosure that “the Sponsor has agreed to pay all operating expenses (except for litigation expenses and other extraordinary expenses) out of the Sponsor Fee.” Please revise to clarify what you mean by “other extraordinary expenses” by providing examples of such expenses, and disclose whether any of the Trust’s expenses payable by the Sponsor from the Sponsor Fee are capped.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

RESPONSE TO COMMENT 13

The Sponsor has revised the disclosure in accordance with the Staff’s comments.

COMMENT 14 – THE TRUST’S FEES AND EXPENSES

Please expand this section to describe the mechanics of how the Trust’s bitcoin will be exchanged for U.S. dollars to pay the Trust’s expenses and liabilities, including whether the Custodian will use a third party or affiliate to assist in the sale of the Trust’s bitcoins, and, if so, disclose any risks or conflicts of interests that may exist in connection with how the Custodian arranges for the sale of the Trust’s bitcoin.

RESPONSE TO COMMENT 14

The Sponsor has revised the disclosure in accordance with the Staff’s comments. The Sponsor notes that disclosure under the heading “Conflicts of Interests” with respect to affiliated service providers would apply to any circumstance where the Sponsor selects an affiliate to execute bitcoin trades.

COMMENT 15 – RISKS ASSOCIATED WITH BITCOIN AND THE BITCOIN NETWORK - OPERATIONAL COST MAY EXCEED THE AWARD FOR SOLVING BLOCKS OR TRANSACTION FEES

Please expand this risk factor to address the maximum number of bitcoins that may be released into circulation and the number of bitcoin currently in circulation.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

RESPONSE TO COMMENT 15

The Sponsor refers the Staff to the disclosure under the heading “Bitcoin, Bitcoin Markets and Regulation of Bitcoin – Mathematically Controlled Supply.” A cross reference to this section has been added to the referenced risk factor.

COMMENT 16 – RISKS ASSOCIATED WITH BITCOIN AND THE BITCOIN NETWORK - BITCOIN MINING ACTIVITIES ARE ENERGY-INTENSIVE

Please expand this risk factor to address the reasons why bitcoin mining may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake, and revise to discuss in greater detail regulations that states have passed or are currently considering that impact crypto asset mining.

RESPONSE TO COMMENT 16

The Sponsor has revised the disclosure in accordance with the Staff’s comments.

COMMENT 17 – RISKS ASSOCIATED WITH INVESTING IN THE TRUST - THE DEVELOPMENT AND COMMERCIALIZATION OF THE TRUST

Refer to your response to comment 5 in the initial correspondence filed for the Registration Statement on October 17, 2023. We note your disclosure on page 32 that “the Sponsor’s competitors may commercialize a product involving bitcoin more rapidly or effectively than the Sponsor is able to, which could adversely affect the Sponsor’s competitive position, the likelihood that the Trust will achieve initial market acceptance and the Sponsor’s ability to generate meaningful revenues from the Trust, which in turn could cause the Sponsor to dissolve and terminate the Trust.” Please revise to quantify or otherwise describe what “meaningful revenues” means.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

RESPONSE TO COMMENT 17

The Sponsor has revised the disclosure in accordance with the Staff’s comments.

COMMENT 18 – THE TRUST AND BITCOIN PRICES - DESCRIPTION OF INDEX CONSTRUCTION AND MAINTENANCE

Refer to your response to comment 7 in the initial correspondence filed for the Registration Statement on October 17, 2023. We note your disclosure that “[t]he Committee may from time to time add or remove other digital asset trading platforms from the Index calculation without prior notice to the Trust or the Shareholders, and the Trust will not notify Shareholders of any such addition or removal.” Please tell us why you believe that it is not necessary to notify Shareholders regarding a change to the Index to satisfy your Exchange Act reporting obligations. In addition, please disclose, if true, that the Committee reviews the Index every six months for potential updates, and please disclose how you will notify Shareholders of material changes to the Index. In this regard, we note the June 2021 Index Methodology Document on the Index Provider’s website.

RESPONSE TO COMMENT 18

As with all developments regarding the Trust, the Sponsor will consider the materiality of any event that affects the Trust or the Shares and determine whether disclosure should be made to Shareholders. While determining materiality is necessarily a facts and circumstances analysis, the Sponsor does not believe that a change to the constituent digital asset trading platforms included in the Index methodology would normally rise to the level of materiality that would require disclosure to Shareholders. The Sponsor notes that several of the Investment Company Act of 1940 registered exchange-traded funds that pursue a bitcoin futures investment strategy rely on the CME CF Bitcoin Reference Rate (or its variants) for tracking and NAV purposes, and no such fund made a contemporaneous disclosure when that index updated its methodology in May 2022 to include LMAX Digital. However, the Sponsor acknowledges that, depending on the facts and circumstances, in some cases disclosure of Index methodology changes may be material and accordingly has caveated the existing disclosure as follows (with additions bold and underlined): “The Committee may from time to time add or remove other digital asset trading platforms from the Index calculation without prior notice to the Trust or the Shareholders, and the Trust will not notify Shareholders of any such addition or removal unless the addition or removal is deemed material by Sponsor in light of all the facts and circumstances.”

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

With respect to the third sentence of the Staff’s comment, the disclosure has been updated in accordance with such comment.

The Sponsor also notes that the Registration Statement has been revised to reflect that the Index will be the Fidelity Bitcoin Reference Rate, which is substantially similar to the prior Index except that the new Index used a sixty-minute lookback instead of a 5-minute lookback. These changes have been reflected throughout the Registration Statement. The updated Index methodology is available on the Index Provider’s website.

COMMENT 19 – THE TRUST AND BITCOIN PRICES - DESCRIPTION OF INDEX CONSTRUCTION AND MAINTENANCE

Refer to your response to comment 7 in the initial correspondence filed for the Registration Statement on October 17, 2023. Please revise to disclose the pricing window that is used to determine the composite bitcoin price.

RESPONSE TO COMMENT 19

In all applicable locations in the Registration Statement, the disclosure has been revised to state that the index is “calculated every 15 seconds based on VWMP spot market data over rolling sixty-minute increments.” The Sponsor notes the 5-minute window has been updated to sixty-minutes to reflect to October 2023 changes to the Index methodology.

COMMENT 20 – THE TRUST AND BITCOIN PRICES - DESCRIPTION OF INDEX CONSTRUCTION AND MAINTENANCE

Please include a brief description of each of the crypto asset exchanges used in the calculation of the Index, including where they are located and how they are licensed or regulated.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

RESPONSE TO COMMENT 20

The Sponsor has revised the disclosure in accordance with the Staff’s comments.

COMMENT 21 – THE TRUST AND BITCOIN PRICES - DESCRIPTION OF INDEX CONSTRUCTION AND MAINTENANCE

Please disclose what policies or procedures you have in place if the Index becomes unavailable or if the Sponsor determines that the Index does not reflect the accurate bitcoin price.

RESPONSE TO COMMENT 21

In accordance with the Staff’s comment, the following has been added to the end of the sixth paragraph under the heading “Calculation of NAV”:

If the Sponsor determines in good faith that the Index does not reflect an accurate bitcoin price, then the Sponsor will instruct the Administrator to employ an alternative method to determine the fair value of the Trust’s assets. Any such alternative method will be determined by Sponsor’s Valuation Committee, in its sole discretion, which may, but is not obligated to, consider such criteria as observable market-based inputs, including market quotations and last sale information from market data vendors and/or exchanges on which bitcoin are traded. Moreover, the terms of the Trust Agreement do not prohibit the Sponsor from changing the Index or other valuation method used to calculate the net asset value of the Trust. Any such change in the Index or other valuation method could affect the value of the Shares and investors could suffer a substantial loss on their investment in the Trust. In the event of a material change, the Sponsor will notify Shareholders in a prospectus supplement and/or a current report on Form 8-K or in its annual or quarterly reports, as applicable.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

COMMENT 22 – CALCULATION OF NAV

We acknowledge your response to comment 8 in the initial correspondence filed for the Registration Statement on October 17, 2023 and that for purposes of your financial statements, you will utilize a pricing source that is consistent with GAAP, as of the financial statement measurement date. Please tell us and revise your next amendment to address the following:

•

Include a description of how you will identify and determine the pricing source based on your consideration of the fair value measurement framework in ASC 820-10 and the principal or most advantageous market for GAAP purposes.

•

The specific markets in which you and your Authorized Participants expect to transact and identify them by type. In that regard, we note that ASC 820-10-235-36A includes definitions of four types of markets (e.g. brokered, dealer, exchange, and principal to principal markets).

•	If you and your Authorized Participants plan to transact in any, or all, of the specific exchanges listed on page 51 of the amendment that are used by the Index Provider.

•

How your determination of “a principal market” and or index for bitcoin is consistent with “your principal market” that you will have access to and will normally transact in. Refer to ASC 820-10-35-5A and ASC 820-10-35-6A.

RESPONSE TO COMMENT 22

The Sponsor has revised the disclosure in accordance with the Staff’s comments.

COMMENT 23 – CALCULATION OF NAV

We note your disclosure on page 54 regarding the pause between 4:00pm EST and 5:30pm EST (or later) to algorithmically detect, flag, investigate and correct unusual pricing should it occur. Please revise to clarify who is responsible for monitoring for unusual pricing, who can correct the price, and how any such correction would impact the Index Price and/or NAV.

RESPONSE TO COMMENT 23

The Sponsor has revised the disclosure to clarify which parties are responsible for monitoring/correcting any unusual pricing. Any such monitoring and/or correction of pricing occurs in the window after the Exchange has closed but before the Trust strikes its daily NAV. Accordingly, because any such pricing correction occurs before a NAV is struck, there should be no effect on the Index Price used in connection with the calculation of NAV or in the calculation of NAV itself.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

COMMENT 24 – AMENDMENTS

Please revise to disclose how Shareholders will be notified of material changes to the Trust Agreement.

RESPONSE TO COMMENT 24

The Sponsor has revised the disclosure in accordance with the Staff’s comments.

COMMENT 25 – THE TRUST’S SERVICE PROVIDERS – THE SPONSOR

Please discuss here the Sponsor’s experience sponsoring exchange traded funds and specifically its experience related to crypto asset markets.

RESPONSE TO COMMENT 25

The Sponsor has revised the disclosure in accordance with the Staff’s comments.

COMMENT 26 – CUSTODY OF THE TRUST’S ASSETS

Please revise your disclosure here or on page 75 to include a materially complete discussion of your custody arrangements. For example, disclose the term and termination provisions of the Custodial Services Agreement, the “multi-person and multi- organizational access controls” that the Custodian uses for the Trust’s private keys, the procedures for moving the Trust’s assets out of cold storage in connection with redemptions and the payment of the Trust’s expenses, the procedures for moving bitcoin into cold storage in connection with creations, the percentage of the Trust’s assets and private keys held in cold storage, the geographic location of where the Trust’s assets will be stored, the instructions that the Sponsor has provided to the Custodian regarding airdrops or forks. In this regard, we note that you have provided a summary of your custody procedures on page 6 but you should discuss your custody procedures in greater detail here or on page 75 or include cross-references to where investors can find such disclosure.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

RESPONSE TO COMMENT 26

The Sponsor has substantially revised the custody disclosure to provide a materially complete discussion of the custody arrangements. For security reasons, the Custodian does not disclose precise aspects of its procedures. The arrangement as described provides details that would be provided to any third-party customer of the Custodian prior to the account opening process.

COMMENT 27 – PLAN OF DISTRIBUTION

Please identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement.

RESPONSE TO COMMENT 27

The Sponsor respectfully declines to include the requested disclosure of Authorized Participants. In nearly all cases we are aware of, the identities of an ETF’s Authorized Participants are not disclosed in the Registration Statement. Further, the Authorized Participants have not consented to be named in the Registration Statement. The Sponsor would welcome the opportunity to discuss in a telephone conversation the Sponsor’s progress is establishing Authorized Participant arrangements.

COMMENT 28 – CREATION AND REDEMPTION OF SHARES

Refer to your response to comment 10 in the initial correspondence filed for the Registration Statement on October 17, 2023. We note your disclosure on page 62 that Baskets “generally” are only made in exchange for delivery to the Trust or the distribution by the Trust of the amount of Bitcoin represented by the Baskets being created or redeemed. Please disclose the situations in which the Baskets will be made for another purpose.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

RESPONSE TO COMMENT 28

The Sponsor is not aware of any circumstance in which Baskets would be made of anything other than bitcoin. Accordingly, “generally” has been deleted from the sentenced referenced in the comment.

COMMENT 29 – CREATION AND REDEMPTION OF SHARES

Refer to your response to comment 10 in the initial correspondence filed for the Registration Statement on October 17, 2023. We note your disclosure that the delivery of bitcoin to the Custodian or to an Authorized Participant “may” settle on the Bitcoin network. Please revise to clarify whether all creation and redemption transactions will be settled on-chain.

RESPONSE TO COMMENT 29

The Sponsor has revised the disclosure under “Creation and Redemption of Shares” to clarify that in-kind creation transactions are settled “on chain” over the Bitcoin network while in-kind redemption transactions are settled in “off chain” book-entry transactions at the Custodian.

COMMENT 30 – CREATION AND REDEMPTION OF SHARES

Please provide a detailed discussion of the mechanics of the creation and redemption transactions, including whether your Authorized Participants will be required to maintain an account with your Custodian, whether and how the Authorized Participants are able to participate directly in the acquisition, transfer or receipt of bitcoin and whether and to what extent creation and redemption transactions will be settled on-chain or off-chain and any risks associated with the settlement process. Please describe the specifics of how an Authorized Participant will “facilitate the deposit of bitcoin with the Trust,” including the various steps necessary to transfer the bitcoin to its ultimate storage location with the Custodian, and whether and under what circumstances the Authorized Participant will utilize an affiliate or third-party to transfer the bitcoin to the Custodian.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

RESPONSE TO COMMENT 30

The Sponsor has revised the disclosure in accordance with the Staff’s comments. The Sponsor notes that designated affiliates or agents of the Authorized Participants will be required to maintain accounts at the Custodian, rather than the Authorized Participants themselves.

COMMENT 31 – CREATION PROCEDURES

Refer to your response to comment 10 in the initial correspondence filed for the Registration Statement on October 17, 2023. We note your disclosure on page 64 that “[b]itcoin held in the Trust’s Custodian account is the property of the Trust and is not traded, leased, or loaned except as may be necessary to pay the Sponsor Fee or the Trust’s expenses and liabilities.” Please revise to clarify if the Trust’s assets are leased or loaned in connection with the Sponsor Fee or the Trust expenses and liabilities or used as collateral for any loan, margin, rehypothecation or similar activities to which you or your affiliates are a party.

RESPONSE TO COMMENT 31

The Sponsor has revised the disclosure in accordance with the Staff’s comments.

COMMENT 32 – CREATION PROCEDURES

Refer to your response to comment 10 in the initial correspondence filed for the Registration Statement on October 17, 2023. Please revise to discuss the Sponsor’s ability to suspend creations. In addition, disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and discuss the potential impact of suspending creations and redemptions.

RESPONSE TO COMMENT 32

The Sponsor has revised the disclosure in accordance with the Staff’s comments.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

COMMENT 33 – REJECTION OF PURCHASE ORDERS

Refer to your response to comment 10 in the initial correspondence filed for the Registration Statement on October 17, 2023. Please revise to provide an example of when the acceptance of the Basket Deposit would have an adverse tax consequence to the Trust and an example of when the acceptance of the Basket Deposits would have an adverse effect on the rights of the beneficial owners of the Trust. In addition, we note your disclosure on page 65 that references the “purchase authorization limit afforded to the Participant by the Trust” and the Participant’s failure to deposit an amount in excess of the purchase authorization with the Trust’s Custodian prior to 3:00pm EST on Transmittal Day. Please revise to discuss the purchase authorization limits for Authorized Participants and the need to deposit an amount in excess of the purchase authorization. Also please revise to include a definition of the term “Transmittal Day.”

RESPONSE TO COMMENT 33

As a grantor trust for federal income tax purposes, the Trust is constrained as to the assets that may be deposited into the Trust and how those assets are used. With respect to the Trust, to the extent cash is deposited it must be used to purchase bitcoin or to pay the Trust’s expenses or liabilities. The Sponsor views it as extremely unlikely that it would need to reject a purchase order for the reason identified by the Staff’s comment, however the Authorized Participant Agreements to provide that flexibility to the Sponsor should it need it. The section “United States Federal Income Tax Consequences” disclosed that impact of the Trust failing the requirements to maintain its grantor trust status (i.e., it would be taxed either as a partnership or corporation).

The Sponsor does not plan to implement any purchase authorization limits for Authorized Participants. Accordingly, the Sponsor has removed references to such limits.

COMMENT 34 – CONFLICTS OF INTEREST

Refer to your response to comment 12 in the initial correspondence filed for the Registration Statement on October 17, 2023. We note your disclosure on page 68 that “there may be less expensive service providers or parties with greater experience or expertise than the affiliates selected by the Sponsor” and that, “[b]ecause of the Sponsor’s affiliated status, it may be disincentivized from replacing affiliated service providers in connection with this conflict of interest, Shareholders should understand that affiliated service providers will be compensated for providing services to the Trust.” Please add a risk factor that addresses these risks. In addition, we note that the Sponsor and its affiliates do not have policies and procedures for the pre-clearance of bitcoin-related transactions. Please revise to add a risk factor that addresses the potential risk to Shareholders. Also, we note that Fidelity Product Services LLC is the Index Provider for the Fidelity Bitcoin Index PR and an affiliate of the Sponsor and that “[p]rocedures have been implemented to manage any conflicts of interest adversely affecting the interests of Shareholders.” Please revise to describe these procedures.

United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

RESPONSE TO COMMENT 34

The Sponsor has added a risk factor covering risks related to conflicts of interest, including the risk that the Sponsor is disincentivized from replacing its affiliated service providers.

The Sponsor has added a risk factor that addresses the potential risks to Shareholders from the Sponsor not adopting policies and procedures related to the pre-clearance of bitcoin-related transactions.

The Sponsor has revised the disclosure to provide additional clarity on the Index Provider’s conflicts of interest procedures.

COMMENT 35 – GOVERNING LAW; CONSENT TO DELAWARE JURISDICTION

We note your disclosure on page 75 that each Shareholder consents to the exclusive jurisdiction of the courts of the State of Delaware. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE TO COMMENT 35

The referenced disclosure has been revised such that (i) the forum selection provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. The Trust Agreement will contain a provision reflecting that disclosure.

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United States Securities and Exchange Commission

Division of Corporation Finance

December 8, 2023

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren